FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Skoglund, William (Last) (First) (Middle) C/O The Old Second National Bank of Aurora 37 South River Street (Street) Aurora, IL 60506 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Old Second Bancorp Inc. / OSBC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 3-31-03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

Director and CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Old Second Bancorp Inc. Common Stock
Common Stock	3-31-03		J	V	31	A	*	6,095*	I	401-(k) Plan
Common Stock	3-31-03		J	V	104	A	**	20,183**	I	Pr.Sh. Plan

* Of this total, 31 shares were allocated during the first quarter pursuant to The Old Second Bancorp Inc. Salary Savings Plan & Trust. Information provided herein is based on information provided by the Plan Trustee as of 3-31-03.

** Of this total, 104 shares were allocated during the first quarter pursuant to The Old Second Bancorp Inc. Employees Profit Sharing Plan & Trust. Information provided herein is based on information provided by the Plan Trustee as of 3-31-03.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Old Second Bancorp Inc.
Phantom Stcok	1 for 1	3-31-03		A	V	0*	- - -	N/A	N/A	Common Stock	0	--	1,375	D
Employee Stock Option
Employee Stock Option	$37.61							12-17-03	12-17-12	Common Stk.	16,000		16,000	D
Employee Stock Option	$29.42-Restated							12-18-02	12-18-11	Common Stk.	16,000		16,000**	D
Employee Stock Option	$17.82-Restated							12-19-01	12-19-10	Common Stk.	13,333		13,333**	D
Employee Stock Option	$20.91-Restated							12-14-00	12-14-09	Common Stk.	11,333		11,333**	D
Employee Stock Option	$19.50-Restated							12-10-99	12-8-08	Common Stk.	10,666		10,666**	D

										Total Options			67,332

Explanation of Responses:

 *These shares represent stock purchased 12-31-02 - 3-31-03 in the Phantom Stock Plan for Deferred Directors' Fees. This Plan commenced on 4-2-01.

**Options adjusted for 2 for 1 split effected 5-17-99 and 4 for 3 split effected 6-24-02.

/s/ William B. Skoglund ** Signature of Reporting Person	3/18/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002